OnKure Therapeutics, Inc.

6707 Winchester Circle, Suite 400

Boulder, Colorado 80301

April 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	OnKure Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-295304

Acceleration Request
	Requested Date:	May 4, 2026
	Requested Time:	4:00 p.m.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OnKure Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-295304) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Phillip S. McGill at (858) 350-2249.

[Signature page follows]

Sincerely,

OnKure Therapeutics, Inc.

/s/ Nicholas A. Saccomano
Nicholas A. Saccomano
Chief Executive Officer

cc:	Phillip S. McGill, Wilson Sonsini Goodrich & Rosati, P.C.